UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 18, 2021

(Date of Report (Date of earliest event reported))

MogulREIT I, LLC

(Exact name of registrant as specified in its charter)

Delaware		32-0487554
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10573 W Pico Blvd., PMB #603
Los Angeles, CA, 90064
(Full mailing address of
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On August 18, 2021, MogulREIT I, LLC issued an investor communication relating to the quarter ended June 30, 2021. The text of the investor communication is set forth below.

Q2 2021*

To discuss your REIT holdings, schedule a Call with Investor Relations at:
https://calendly.com/realtymogul-investor-relations or call 877-781-7062

MOGULREIT I

OFFERING OVERVIEW

MogulREIT I is a public, non-traded REIT, focused on providing monthly income to investors through debt and equity investments in a diversified pool of commercial real estate property types including multifamily, retail, and office.

TOTAL ASSET VALUE[1]	$303,000,000
NUMBER OF INVESTMENTS[2]	11
WEIGHTED AVERAGE INVESTMENT TERM	71 Months
DISTRIBUTION FREQUENCY	Monthly
TAX REPORTING FORM	1099-DIV
CONSECUTIVE DISTRIBUTIONS2 3	57 Months

KEY OBJECTIVES

● To pay attractive and consistent cash distributions; and

● To preserve, protect, increase, and return your capital contribution.

PORTFOLIO STATISTICS4

*All data as of June 30, 2021 unless otherwise specified.

1 Aggregate value of properties owned by MogulREIT I, LLC based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies. The aggregate value of the properties underlying loans made by MogulREIT I, LLC is based on independent appraisals dated within six months of the original acquisition dates by RM Adviser, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

2 As of August 18, 2021.

3 This is not a guarantee or projection of future returns, and RM Adviser, LLC (the “Manager”) may in the future declare lower distributions or no distributions at all for any given period.

4 Based on the then current outstanding investment amount as of August 18, 2021.

2

MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of MogulREIT I. We have now provided 57 consecutive months of distributions, totaling over $15.7 million. To date, over 6,100 investors have invested, and MogulREIT I holds investments in over $303 million5 of real estate. Over 62% of investors have enrolled in the distribution reinvestment plan (the “DRIP”), allowing their distributions the potential to compound over time. If you would like to participate in the DRIP, simply log into your account and then select “Reinvest Distributions.”

We are proud to share that in Q2 2021, our Net Asset Value (NAV) per share increased from $10.22 to $10.72. This NAV per share increase represents a 4.9% return for Q2 2021, which, including our average daily distributions equating to a 6% annualized return for the year, represents an average total return of 6.4% for the quarter to shareholders and a 10.0% return for the year.6

Regarding the makeup of the portfolio, as of August 2021, MogulREIT I has 11 real estate investments, including eight joint venture equity investments and three debt or debt-like investments, with the underlying real estate spread across six states. Of the 23 debt or debt-like investments that we have originated since inception, 20 have paid off in full, totaling over $51 million. Moreover, eight loans have paid off since the novel coronavirus (“COVID-19”) pandemic, including four office assets, three retail assets and one multifamily asset.

We are also encouraged by strong rental collections in our portfolio. During Q2 2021, rent collections for the properties in MogulREIT I’s portfolio remained high at 97%. We have structured our current portfolio with significant concentrations in multifamily communities and office properties with strong tenancy, which we believe are economically resilient asset types, especially given the current economic climate.

We believe that the stimulus provided by the federal government accomplished its goal of facilitating economic growth as the U.S. continues to recover from the COVID-19 pandemic. During Q2 2021, the U.S. Bureau of Economic Analysis estimated that U.S. real GDP grew 6.5% quarter over quarter, and total GDP now exceeds pre-pandemic levels by 4.7%. The Federal Reserve continues to increase its GDP prediction and now forecasts a 7.0% increase in real GDP for 2021, which would represent the highest annual growth since 1984, as well as a 4.5% unemployment rate by year-end. Strong employment may put upward pressure on wages, which could benefit the multifamily asset class by increasing personal savings. In addition, the Consumer Price Index rose year over year 4.2% in April, 5.0% in May, and 5.4% in June according to the U.S. Bureau of Labor Statistics. We believe that real estate is positively correlated with inflation as property prices and rental income tend to rise as inflation rises. We like multifamily investments in an inflationary environment as the typical one-year lease term allows an owner to mark rents to market on an annual basis. Similarly, leases at office and retail assets typically include rent escalations to account for inflation as well. As cities across the country continue to reopen since the outbreak of the COVID-19 pandemic, we believe that the economy will continue to improve and create an accretive environment for real estate investment. We believe that MogulREIT I is well positioned as it continues to seek a diversified portfolio of commercial real estate, which has a low or negative correlation to other major asset classes and over time has exhibited less volatility than other asset classes.7

In 2020, 85% of distributions were classified as return of capital, which are non-taxable. 8 This classification was due in part to depreciation from our real estate investments, which offsets income. The remaining 15% of distributions were classified as ordinary REIT dividends. Under Section 199A of the Internal Revenue Code, non-corporate United States shareholders generally may deduct 20% of dividends from a REIT, other than capital gains dividends and dividends treated as qualified dividend income.9

5 Aggregate value of properties owned by MogulREIT I, LLC based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies. The aggregate value of the properties underlying loans made by MogulREIT I, LLC is based on independent appraisals dated within six months of the original acquisition dates by RM Adviser, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

6 Represents the average total return based on the average aggregate distributions issued by MogulREIT I, LLC and increase in NAV per share for the quarter ended June 30, 2021 and year-to-date as of June 30, 2021. An individual shareholder’s total return may vary from this average total return, and there is no assurance that shareholders will be able to realize the estimated NAV per share upon attempting to sell their shares. For purposes of this calculation, “Total Return” equals distributions issued to a shareholder plus the change in NAV per share (either positive or negative), less any applicable share repurchase fees, over the course of such shareholder’s investment.

7 Commercial real estate performs differently than other asset classes, such as stocks or bonds, and lacks liquidity. An investment in MogulREIT I is not a direct investment in commercial real estate.

8 There is no guarantee that shareholders will receive a distribution, and distributions have been paid from net proceeds from our offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities.

9 The Tax Cuts and Jobs Act, enacted in late 2017, generally allows individuals to deduct 20% of ordinary dividend income received from REITs for federal income tax purposes. This deduction is specific to REITs and certain other investments and does not apply to all alternative investments.

3

INVESTMENT ACTIVITY

DISTRIBUTIONS

Monthly distributions declared during the second quarter of 2021 equated to approximately 6.0% on an annualized basis based upon Net Asset Value as of 6/30/2021.10

PORTFOLIO OVERVIEW11

ASSET	LOCATION	MOGULREIT I ACQUISITION DATE	PROPERTY TYPE	INVESTMENT TYPE	INVESTMENT AMOUNT AS OF 6/30/21	INTEREST RATE AS OF 6/30/21
Highland Place	Centennial, CO	3/22/17	Office	Mezzanine Loan	$2,300,000	10.00%
Texas Retail Portfolio	Multiple Locations, TX	7/18/17	Retail	Preferred Equity	$3,325,000	14.00%
La Privada Apartments	El Paso, TX	5/31/19	Multifamily	JV Equity	$4,748,228	N/A
The Hamptons Apartments	Virginia Beach, VA	10/9/19	Multifamily	JV Equity	$9,477,966	N/A
Columbus Office Portfolio	Columbus, OH	11/5/19	Office	JV Equity	$7,000,000	N/A
Pohlig Box Factory & Superior Warehouse	Richmond, VA	2/19/20	Multifamily	JV Equity	$7,424,307	N/A
Lubbock Medical Office Building	Lubbock, TX	6/26/20	Medical Office	JV Equity	$2,926,477	N/A
NV Energy NNN	Las Vegas, NV	7/9/20	Office	JV Equity	$6,000,000	N/A
Shiloh Park Apartments	Plano, TX	11/18/20	Multifamily	Preferred Equity	$2,323,030	8.00%
Turtle Creek	Fenton, MO	1/28/21	Multifamily	JV Equity	$6,000,000	N/A
Kings Landing	Creve Coeur, MO	7/28/21	Multifamily	JV Equity	$8,000,000	N/A
Total					$59,525,008

10 The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period. While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

11 All data as August 18, 2021 unless otherwise specified. All assets are performing and paid current as of August 18, 2021.

4

INVESTMENT UPDATES

HIGHLAND PLACE

Location: Centennial, CO

Property Type: Office

Total Investment: $2,300,000

Outstanding Balance (as of 6/30/21): $2,300,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another loan and secure additional financing to pay for tenant improvements and leasing commissions for new leases and lease extensions.

Investment Type: Mezzanine Loan

Date Added to REIT: 3/22/2017

Maturity Date: 11/9/2021

Asset Management Update: The property is 99% occupied as of June 2021. The borrower exercised its final one-year extension option with the senior lender, Prime Group, and MogulREIT I. As of June 2021, the tenants are current on their rent.

TEXAS RETAIL PORTFOLIO

Location: Multiple Locations, TX

Property Type: Retail

Total Investment: $3,325,000

Outstanding Balance (as of 6/30/21): $3,325,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another loan and fund escrows and closing costs.

Investment Type: Preferred Equity

Date Added to REIT: 7/18/2017

Maturity Date: 7/6/2027

Asset Management Update: The portfolio is 97% occupied as of June 2021, and the borrower is current on its interest payments as of August 2021. In August 2020, the borrower executed a 10-year lease with Crunch Fitness to occupy the space and expand by 4,000 square feet, and rent payments are anticipated to commence in Q3 2021. The general partner originally executed rent deferral agreements with 13 of the 58 tenants. After the deferral agreements, the general partner is reporting 98% collections for Q2 2021.

5

LA PRIVADA APARTMENTS

Location: El Paso, TX

Property Type: Multifamily

Total Investment: $4,748,228

Outstanding Balance (as of 6/30/21): $4,748,228

Purpose of Investment: Acquire and renovate a Class B multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 5/31/2019

Maturity Date: N/A

Asset Management Update: The property is 96% occupied as of June 2021. Exterior capital items are over 80% complete, and the property is now amenitized with new exterior paint, new playground, new HVAC units, upgraded landscaping, new tables and benches, new BBQ grills, and new roofs. Further HVAC replacement is ongoing and comprises most of the remaining renovation budget. Given the high occupancy at the property, the real estate company continues to renovate units. As of June 2021, 161 of the 240 units have been renovated since acquisition. Of those 161 units, all have been leased at an average premium of $75/month over prior rents and within 1% of projected rents, and unit renovation costs have been within budget. In Q2 2021, the property averaged 95% rent collection.

THE HAMPTONS APARTMENTS

Location: Virginia Beach, VA

Property Type: Multifamily

Total Investment: $9,477,966

Outstanding Balance (as of 6/30/21): $9,477,966

Purpose of Investment: Acquire and renovate a Class B multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 10/9/2019

Maturity Date: N/A

Asset Management Update: The property is 93% occupied as of June 2021. Exterior capital items completed include signage, landscaping, and leasing office. Given the high occupancy and success of leasing renovated units above original underwriting, the real estate company continues to renovate units. As of June 2021, 71 of the 114 free-market units have been renovated and leased since acquisition. Of those 71 units, 59 units have been leased at an average premium of $259/month over prior rents and 11% above projected rents, and unit renovation costs have been within budget. In Q2 2021, the property averaged 90% rent collection.

6

COLUMBUS OFFICE PORTFOLIO

Location: Columbus, OH

Property Type: Office

Total Investment: $7,000,000

Outstanding Balance (as of 6/30/21): $7,000,000

Purpose of Investment: Acquire a highly occupied office portfolio, perform capital improvements and execute a lease-up strategy.

Investment Type: Joint Venture Equity

Date Added to REIT: 11/5/2019

Maturity Date: N/A

Asset Management Update: The portfolio is 90% occupied as of June 2021. The real estate company continues to focus on executing a long-term lease with the DEA (17,372 square feet, 6.9% of portfolio net rentable area) at 500 S Front St. In Q2 2021, the portfolio averaged 92% rent collection.

POHLIG BOX FACTORY & SUPERIOR WAREHOUSE

Location: Richmond, VA

Property Type: Multifamily

Total Investment: $7,424,307

Outstanding Balance (as of 6/30/21): $7,424,307

Purpose of Investment: Acquire and renovate a Class A- two-property, mixed-use apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 2/19/2020

Maturity Date: N/A

Asset Management Update: The portfolio is 93% occupied as of June 2021. At the Pohlig Box Factory property, the real estate company is performing regular unit turns. At the Superior Warehouse property, the real estate company is performing full unit renovations, and as of June 2021, 22 of the 28 units were renovated and of those 22 units, 21 units have been leased above pro forma. New leases at both properties are averaging $223/month increases above previous rents. Exterior capital projects have resumed, and the roofs, courtyard, hallways and lobby renovations are in progress. In Q2 2021, the portfolio averaged 98% rent collection.

7

LUBBOCK MEDICAL OFFICE BUILDING

Location: Lubbock, TX

Property Type: Medical Office

Total Investment: $2,926,477

Outstanding Balance (as of 06/30/21): $2,926,477

Purpose of Investment: Acquire a medical office building that is triple-net leased to a credit tenant with a long-term lease.

Investment Type: Joint Venture Equity

Date Added to REIT: 6/26/2020

Maturity Date: N/A

Asset Management Update: As of August 2021, the property is 100% occupied by a credit tenant, Covenant Health System. As of August 2021, the tenant is current on its rent.

NV ENERGY NNN

Location: Las Vegas, NV

Property Type: Office

Total Investment: $6,000,000

Outstanding Balance (as of 06/30/21): $6,000,000

Purpose of Investment: Acquire a property that is triple-net leased to a credit tenant with a long-term lease.

Investment Type: Joint Venture Equity

Date Added to REIT: 7/9/2020

Maturity Date: N/A

Asset Management Update: As of August 2021, the property is 100% occupied by Nevada Power Company, a subsidiary of NV Energy, and the parent company uses the property as its headquarters. As of August 2021, the tenant is current on its rent.

8

SHILOH PARK

Location: Plano, TX

Property Type: Multifamily

Total Investment: $2,323,030

Outstanding Balance (as of 6/30/21): $2,323,030

Purpose of Investment: The borrower used the proceeds to acquire a multifamily apartment building with steady cash flow and implement a value-add renovation program.

Investment Type: Preferred Equity

Date Added to REIT: 11/18/2020

Maturity Date: 11/28/2030

Asset Management Update: As of June 2021, the property is 94% occupied. As of June 2021, 16 of the 73 units have been renovated since acquisition. Of those 16 units, 12 units have been leased at an average premium of $271/month over prior average rents and 4.8% above projected rents, and unit renovation costs have been within budget. In Q2 2021, rent collection averaged 96%.

TURTLE CREEK

Location: Fenton, MO

Property Type: Multifamily

Total Investment: $6,000,000

Outstanding Balance (as of 6/30/21): $6,000,000

Purpose of Investment: Acquire a multifamily apartment community with steady cash flow.

Investment Type: Joint Venture Equity

Date Added to REIT: 1/27/2021

Maturity Date: N/A

Asset Management Update: As of June 2021, the property is 100% occupied. As of June 2021, 28 of the 128 units have been renovated and leased since acquisition. Of those 28 units, all have been leased at an average premium of $152/month over prior rents and 4% above projected rents, and unit renovation costs have been within budget. In Q2 2021, the property averaged 99% rent collection.

9

KINGS LANDING

Location: Creve Coeur, MO

Property Type: Multifamily

Total Investment: $8,000,000

Outstanding Balance (as of 6/30/21): $8,000,000

Purpose of Investment: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 7/28/2021

Maturity Date: N/A

Asset Management Update: The property was acquired in July 2021, and the real estate company is implementing its takeover process. The property is 98% occupied as of May 2021.

10

PAYOFFS

SYNCHRONY FINANCIAL

Location: Canton, OH

Property Type: Office

Total Investment: $2,000,000

Purpose of Investment: The borrower used the proceeds from the investment to acquire the asset and plans to hold for the long term.

Investment Type: Preferred Equity

Date Added to REIT: 8/19/2016

Payoff Date: 06/25/2021

Asset Management Update: This property was occupied by a single-tenant and 100% triple-net leased. Due to the binary tenant risk, the investment was intentionally structured to fully amortize before the lease ends. As of June 2021, $230,000 remained of the original $2,000,000 loan. In June 2021, the borrower paid off our preferred equity investment in full.

11

NET ASSET VALUE (NAV)

PRICE PER SHARE (AS OF 8/4/21)*	NAV PER SHARE (AS OF 6/30/21)
$10.72	$10.72

* Our offering price per share equals our most recently announced NAV per share and will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). On August 4, 2021, we announced that our NAV per share is $10.72, as of June 30, 2021. Accordingly, effective August 4, 2021, the offering price per share is $10.72. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in our offering circular).

The NAV per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed calculating our NAV per share is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Copyright © 2021 RM Adviser, LLC, All rights reserved.

12

Previous Updates

Please follow the below links to access updates from the prior four quarters. Historical quarterly updates can also be found on the SEC EDGAR website.

Q1 2021 Investor Letter

Q4 2020 Investor Letter

Q3 2020 Investor Letter

Q2 2020 Investor Letter

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Vice President, Portfolio Manager, RM Adviser, LLC

To discuss your REIT holdings, schedule a Call with Investor Relations at:
https://calendly.com/realtymogul-investor-relations or call 877-781-7062

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

13

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT I, LLC

By:	RM Adviser, LLC
Its:	Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer and Secretary

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Vice President, Portfolio Manager, RM Adviser, LLC

Date:	August 18, 2021

14